Contact Information Todd S. Hyatt Executive Vice President, Chief Financial Officer IHS Inc. 15 Inverness Way East Englewood, CO 80112 303-397-2616 (direct dial) 303-754-4025 (facsimile)

February 25, 2016
Ms. Kathleen Collins
Accounting Branch Chief, Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	IHS Inc.
Form 10-K for the Fiscal Year Ended November 30, 2015
Filed January 15, 2016
File No. 001-32511

Dear Ms. Collins:

This letter responds to comments of the Staff of the Securities and Exchange Commission in your letter dated February 17, 2016, regarding the filing referenced above. For your convenience, we have repeated each of the Staff's comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

General

1. In your letter to us dated December 10, 2013, you discussed contacts with Sudan and Syria. Your website and news articles about IHS Global Insight provide data, analyses and articles relating to Sudan and Syria. As you are aware, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2013 letter, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements, including through Global Trade Information Services. You should describe any services or products you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

IHS takes great efforts in managing its global business to comply with all of the sanctions, embargoes, export limitations, and other restrictions imposed by the United States Government and other governments where we do business around the world. The IHS Business Code of Conduct

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February 25, 2016

articulates the obligation of every employee in our company to comply with these restrictions. Our culture promotes a higher standard of conduct than legally required, and we utilize the practices and controls of a compliance program that enables us to question and validate transactions that have the potential to violate our standards.

We carefully observe the restrictions imposed by the State, Commerce, and Treasury Departments as well as the intent of the U.S. Government to limit business contacts with certain countries, industries, entities, and individuals. We actively enforce the Export Administration Regulations administered by the U.S. Department of Commerce’s Bureau of Industry & Security (“BIS”), the International Traffic in Arms Regulations administered by the U.S. Department of State’s Directorate of Defense Trade Controls, and sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls (“OFAC”).

In response to the Staff’s request, we have reviewed our records for all of our business contacts with Sudan and Syria since December 10, 2013. During this time, we have not had any offices or activities in Sudan or Syria. We do not have any agreements, commercial arrangements, or other contracts with the governments of those countries or with entities controlled by those governments. Except as noted below, we do not provide any services or products to Sudan and Syria, directly or indirectly.

The only transactions with entities in these countries relate to ship numbering services as part of the agreement between a division of an IHS United Kingdom subsidiary, IHS Maritime, and the United Nations’ International Maritime Organization (“IMO”), discussed below. Per your request, we also address below the activities of IHS’ U.S. subsidiary, Global Trade Information Services (“GTIS”), which do not involve Sudan or Syria.

(i) IHS Maritime / International Maritime Organization -- Ship Numbering Program

As an operating branch of the United Nations, the IMO has mandated that every propelled, sea-going merchant ship over 100 gross tons have a unique identification number. As originally noted in our March 11, 2010 letter, under a United Nations mandate, the sole source for assigning and validating these numbers is IHS Maritime, which is based in the United Kingdom. As the sole source of that critical information, IHS Maritime must gather information about ships from around the world. Importantly, IHS implements the services for the ship identification mandate for the IMO without compensation. Customers, regardless of location do not pay to receive a ship identification number.

Shipping and maritime-related customers in Syria and Sudan have registered and received IMO numbers from IHS Maritime. These transactions were not prohibited by OFAC regulations. The services were provided by a division of a United Kingdom subsidiary, IHS Maritime, that is not a U.S. person (and not subject to OFAC’s prohibitions under those regulations) under the applicable OFAC regulations. Moreover, both the Sudanese Sanctions Regulations and the Syrian Sanctions Regulations contain general licenses for transactions and activities that are for the conduct of the official business of United Nations specialized agencies and their contractors. If IHS Maritime were a U.S. person, these services for the IMO, a United Nations organization, would be covered by the general license.

(ii) GTIS

GTIS publishes the Global Trade Atlas (the “GTA”), an online trade data system offering global merchandise trade statistics such as import and export data from official sources in more than 65

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countries. Syria and Sudan are not among the countries from which GTIS collects data for the GTA. As such, there are no sales or revenue attributable to trade data collected from Sudan or Syria.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Our opinion is that no quantitative or qualitative aspects of our contacts with Syria or Sudan pose a material investment risk for our security holders.

We do not have any assets or liabilities associated with Sudan or Syria. In 2013, 2014, 2015, and through February of 2016, to the best of our knowledge, no IHS revenues or expenses were associated with Sudan or Syria. This demonstrates that we have policies and procedures in place to ensure that our transactions meet our standards for compliance with (i) U.S. laws governing international commerce; and (ii) our own standards for ethical business conduct and risk mitigation.

One important aspect of this risk analysis is the fact that we are looked upon by many customers, including those in the U.S. Government, as authoritative experts on global information and analytics. Accordingly, it is part of our business to include countries such as Sudan and Syria in the comprehensive list of over 200 countries included in our data sets. But when we list over 200 countries on our various websites, we are not listing IHS locations, nor are we listing the locations of our customers; rather, we are listing those countries to help our customers get to the appropriate source of products and information that they need.

While we do not have revenue or contacts with or in Sudan or Syria, we provide informational offerings about these countries. The information about restricted countries brings value to our customers, including the U.S. government agencies that rely on IHS products. Importantly, however, and as noted above, IHS does not have any offices or activities in any of the listed countries nor use any paid contributors located therein. Our information about activities in these countries comes from our review of exempt informational materials.

IHS takes its reputational concern beyond our investors, to our customers, employees, and other business partners, including regular users within the U.S. Government. That constituency alone puts a heavy burden on us to manage our business with all of these considerations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 22

3. You disclose that you review the carrying value of goodwill and other intangible assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, and

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you include a change in segments as one of those events. Please tell us whether the change in segments in fiscal 2015 resulted in a change in reporting units and if so, how goodwill was reassigned in accordance with ASC 350-20-35-45 and whether an impairment analysis was performed at that time. Also tell us your consideration for disclosing such information in future filings.

The change in segments in 2015 resulted in a change in reporting units, and in accordance with ASC 350-20-35-45, we reassigned goodwill using a relative fair value allocation approach. We performed an impairment analysis both before and after the segment change and determined that no goodwill impairment at the reporting unit level had occurred in either case. In future filings, we will consider providing additional disclosure about the relative fair value allocation approach model(s) used and the results of the associated impairment tests when a triggering event (such as a change in segments) or other change in circumstances occurs.

4. You disclose on page 45 that there were no deficiencies in reporting unit fair values versus their carrying values in the fiscal year ended November 30, 2015. Considering the results of the Resource segment and the negative Resource subscription organic revenue growth expected in fiscal 2016, tell us how you determined whether or not the goodwill in the Resource segment was at risk for impairment, and in your response provide us with the carrying value and fair value for this reporting unit. To the extent the reporting unit(s) in the Resource segment or any other reporting unit(s) are at risk of failing step one of the impairment test, please tell us the following and confirm that you will disclose such information in future filings:

a. The percentage by which fair value exceeded carrying value as of the date of the most recent test;

b. The amount of goodwill allocated to the reporting unit;

c. A description of the methods and key assumptions used and how the key assumptions were determined;

d. A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time) and;

e. A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

For the reporting units which you have determined are not at risk of failing step one of the impairment test, please tell us the percentage by which the fair value exceeded the carrying value. If you have determined that the estimated fair value significantly exceeds the carrying value for any of your reporting units please disclose this determination. Please provide a draft of your revised disclosure in your response. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

We identified four reporting units as a result of the change in segments: Resources, Transportation, Consolidated Markets & Solutions (excluding Operational Excellence & Risk Management (OE&RM)), and OE&RM (which has been accounted for as a discontinued operation in the 2015 consolidated financial statements and associated notes). We used a discounted cash flow methodology to perform step one of the goodwill impairment test for each reporting unit in order to determine whether there was any risk of failing step one.

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Despite the challenging 2015 Resources results and the projected decline in Resources organic growth for 2016, we determined that the estimated fair value of the Resources reporting unit ($6.1 billion) exceeded the carrying value ($1.7 billion) by $4.4 billion, or 259 percent. We likewise determined that none of the other reporting units were at risk of failing step one, with the percentage by which fair value exceeded carrying value ranging from 138 percent to 191 percent for those reporting units.

Since the fair value of all of our reporting units were significantly in excess of carrying value, we concluded that it was not necessary to disclose that fact; however, a draft of our revised disclosure to include that fact would have added the following sentences in the penultimate paragraph of the "Goodwill and Other Intangible Assets" section on page 22:

"The goodwill impairment assessments that we performed for 2015 resulted in no impairment. Furthermore, all of our reporting units had fair values that significantly exceeded their respective carrying values."

In future filings, we will provide similar appropriate disclosure when we perform a quantitative analysis or will further disclose the factors we considered in the assessment if we choose to perform a qualitative analysis instead.

In responding to your comments regarding the filing referenced above, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 303-397-2616.

Sincerely,

/s/ Todd S. Hyatt
Todd S. Hyatt
Executive Vice President, Chief Financial Officer